

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2021

Tsontcho Ianchulev
Chief Executive Officer
Eyenovia, Inc.
295 Madison Avenue, Suite 2400
New York, New York 10017

> **Re: Eyenovia, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 14, 2021**
> **File No. 333-261638**

Dear Mr. Ianchulev:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alan Campbell at 202-551-4224 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Megan Gates, Esq.